UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NORTHWESTERN CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	46−0172280 (I.R.S. Employer Identification No.)

125 South Dakota Avenue Suite 1100 Sioux Falls, South Dakota (Address of Principal Executive Offices)	57104 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☒

Securities Act registration statement file number to which this form relates:           (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Common Stock, par value $0.001 per share	NASDAQ Stock Market
Common Stock Warrants	NASDAQ Stock Market

EXPLANATORY NOTE

NorthWestern Corporation (“we,” “us” or “NorthWestern”) filed for Chapter 11 bankruptcy protection on September 14, 2003. Pursuant to our Chapter 11 proceeding, we retained control of our assets and were authorized to operate our business as a debtor-in-possession while being subject to the jurisdiction of the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

We filed our second amended and restated plan of reorganization and second amended and restated disclosure statement with the Bankruptcy Court on August 31, 2004. An order was entered approving our second amended and restated disclosure statement on September 1, 2004. The second amended and restated plan of reorganization provided that:

• Claims of holders of secured bonds and debt will not be impaired;

• Pre-petition claims of trade vendors with claims of $20,000 or less will be paid in full;

• Holders of trade vendor claims and other allowed unsecured claims in excess of $20,000 and holders of senior unsecured notes will receive, pro rata, 92.0% of our newly issued common stock plus any newly issued common stock allocated to holders of our Quarterly Income Preferred Securities, or QUIPs, that choose to receive, instead of new common stock, a pro rata share of the recoveries, if any, upon resolution of that certain lawsuit seeking to recover assets or damages on behalf of Clark Fork and Blackfoot, L.L.C., one of our subsidiaries which we refer to as Clark Fork, filed by Magten Asset Management Corporation and Law Debenture Trust Company of New York, which we refer to as the QUIPs Litigation;

• Holders of trust preferred securities, or TOPrS, along with the holders of QUIPs so choosing, will receive their pro rata share of (i) 8.0% of the newly issued stock of NorthWestern plus (ii) warrants exercisable for an additional 13.0% of such newly issued stock;

• Holders of QUIPs will have the option to receive their pro rata share of either (i) together with the TOPrS, 8.0% of the newly issued stock of NorthWestern plus warrants exercisable for an additional 13.0% of such newly issued stock or (ii) recoveries, if any, upon resolution of the QUIPs Litigation; and

• Existing common stock will be cancelled and there will be no distributions to current shareholders.

A final hearing to consider confirmation of our second amended and restated plan of reorganization (the “Plan”) was held on October 6, 2004. On October 8, 2004, we received verbal confirmation of the Plan by the Bankruptcy Court and on October 20, 2004 the Bankruptcy Court entered a written order confirming the Plan. A copy of the Plan was filed as Exhibit 2.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 26, 2004, and is incorporated herein by reference.

The securities to be registered pursuant to this Registration Statement on Form 8-A are 35,500,000 shares of common stock, par value $0.001 per share (the “Common Stock”), of NorthWestern Corporation that were issued in accordance with the Plan, and warrants to purchase 5,304,598 shares of Common Stock (the “Warrants”).

Prior to the filing of this Registration Statement on Form 8-A, we filed reports under the Securities Exchange Act of 1934, as amended, under File Number 001-10499.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.                    Description of Registrant’s Securities to be Registered.

The following is a summary of our common stock and preferred stock, the general terms and provisions of warrants to purchase our common stock and provisions of our certificate of incorporation and bylaws and specific provisions of the Delaware General Corporation Law containing the material terms of our common stock and preferred stock. As summaries, they do not purport to be complete and are qualified in their entirety by reference to the Delaware General Corporation Law, to our certificate of incorporation and bylaws, which are included as exhibits to this Registration Statement on Form 8-A, and by the warrant agreement included as an exhibit to this Registration Statement on Form 8-A.

CAPITAL STOCK

GENERAL

We are authorized to issue 250,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of undesignated preferred stock, $0.01 par value per share.

COMMON STOCK

As of November 1, 2004, there were 35,500,000 shares of our common stock outstanding, all issued pursuant to the Plan.

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. In the event of a liquidation, dissolution or winding up of NorthWestern, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 50,000,000 shares of preferred stock, $0.01 par value per share, in one or more series, each of the series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by our board of directors. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock.

DELAWARE ANTI-TAKEOVER LAW AND
CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

WARRANTS

GENERAL

The warrants will entitle the holders thereof to acquire up to 5,304,598 shares of our common stock at an exercise price of $28.48 per share, subject to adjustment pursuant to the anti-dilution provisions contained therein.

The warrants do not confer upon any holder any right to vote on, consent to or otherwise participate with respect to matters submitted to a vote of our shareholders or to receive notice as a shareholder, as such in respect of any matters whatsoever, nor any other rights or liabilities as a shareholder.

EXERCISE OF WARRANTS

The warrants may be exercised at any time on or after November 1, 2004. Unless exercised, the warrants will expire on October 31, 2007. The warrant holders may exercise the warrants in whole or in part. Generally, partial exercises of the warrants must be for a whole number of shares of common stock. In any event, fractional shares will not be issued, but will be paid out in cash.

To exercise the warrants, the warrant holders must deliver an executed subscription form and the warrants to us and pay in cash the aggregate exercise price. We will issue a stock certificate for the largest number of whole shares of common stock to which the holders of the warrants shall be entitled by the exercise thereof within ten days of our receipt of the warrants, the duly executed subscription form and cash payment of the exercise price. The warrant holders must pay the exercise price by wire transfer of immediately available funds or certified or official bank check.

We will not issue fractional shares upon exercise of the warrants. As to any fractional shares that the warrant holders would otherwise be entitled to purchase from us upon such exercise, we will pay the warrant holders a cash adjustment for such fraction based on the fair value of such fractional share determined in such reasonable manner as our board of directors shall determine.

TRANSFER OF WARRANTS

Until transferred, we will treat the registered holder on our books as the holder for all purposes. All warrants issued upon transfer or assignment will be dated the same date and will convey the same rights as the original warrants.

The warrants may not be transferred except in compliance with the provisions of the Securities Act and the applicable state securities and blue sky laws. We are not required to pay any tax or taxes which may be payable in respect of any transfer involved in the issuance of any certificate for warrants in a name other than that of the registered holder of a warrant surrendered upon the exercise or transfer of a warrant and we are not required to issue or deliver such certificates for warrants unless and until the person or persons requesting the issuance thereof have paid to us the amount of such tax or shall have established to our satisfaction that such tax has been paid or is not due and owing.

In connection with any transfer, the holder thereof must deliver to us such certificates and other information as we may reasonably require to confirm that the transfer complies with the foregoing restrictions.

ANTI-DILUTION ADJUSTMENTS

The exercise price of the warrants and the total number of warrant shares issuable upon exercise of the warrants, as applicable, is subject to adjustment from time to time while the warrants are outstanding upon the occurrence of certain dilutive events, including, if we:

•                                          pay dividends or make other distributions with respect to shares of our common stock in shares of our common stock;

•                                          subdivide our outstanding shares of common stock;

•                                          combine our outstanding shares of common stock into a smaller number of shares;

•                                          issue by reclassification of our common stock, any shares of our common stock; and

•                                          distribute, by dividend or otherwise, to any holders of our outstanding shares of common stock, evidences of our indebtedness, shares of any class or series of our stock, assets, securities convertible into or exchangeable for any of our stock or rights or warrants to subscribe for or purchase any of our securities, any dividend or other distribution paid exclusively in cash and any dividend or other distribution referred to in the first bullet point above.

The adjustment to the number of warrant shares issuable is calculated by multiplying the number of warrant shares immediately prior to such adjustment by a fraction, the numerator of which is the per-share exercise price immediately prior to such adjustment and the denominator of which is the per-share exercise price immediately thereafter.

In addition, in the case of any capital reorganization or reclassification of our common stock, or any consolidation or merger to which we are a party other than a merger or consolidation in which we are the continuing corporation, or in the case of any sale or conveyance to another entity of our property as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation, including any exchange effected in connection with a merger of a third corporation into us, the holders of the warrants shall have the right thereafter to receive on the exercise of the warrants the kind and amount of securities, cash or other property which the holders would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had the warrants been exercised immediately prior to the effective date of such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance.

No adjustment in the per-share exercise price is required unless the adjustment would require an increase or decrease of at least 1% in the per-share exercise price; provided, however, that any adjustments which are not required to be made shall be carried forward and taken into account in determining whether any subsequent adjustment shall be required. If any action would require adjustment of the per-share exercise price pursuant to more than of the provisions described above, only one adjustment shall be made and such adjustment shall be the amount of adjustment that has the highest absolute value to the holders of the warrants. Notwithstanding anything to the contrary contained in the warrants, no adjustment to the per-share exercise price shall be made, to the extent it would cause the per-share exercise price to be less than the par value of the common stock.

If, as a result of any adjustment made, the holder of any warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of stock or other securities, our board of directors shall determine the allocation of the adjusted per-share exercise price between or among such classes of stock or other securities, which determination shall be conclusive. Upon the expiration of any rights, options, warrants or conversion privileges with respect tot eh issuance of which an adjustment to the per-share exercise price had been made, if such shall not have been exercised, the per-share exercise price, to the extent the warrants have not then been exercised, shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted.

Except as stated above, the per-share exercise price will not be adjusted for the issuance of shares of common stock or any securities convertible into, or exchangeable for, shares of common stock, or carrying the right to purchase any of the foregoing.

AMENDMENT

Subject to limited exceptions, neither the warrants, nor any term thereof, may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought; provided, however, that any provision in the warrants may be amended, waived, discharged or terminated upon our written consent and the written consent of holders of warrants exercisable for more than 50% of the warrant shares issuable upon exercise of all warrants then outstanding (other than a modification of the terms upon which the warrants are exercisable or a reduction of the percentage required for consent to modification of the warrant agreement, for which the consent of the holder of each outstanding warrant certificate must consent).

TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is LaSalle Bank National Association located in Chicago, Illinois.

Item 2.    Exhibits.

The following exhibits are filed as part of this registration statement:

2.1           Debtor’s Second Amended and Restated Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit 2.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 26, 2004).

3.1           Amended and Restated Certificate of Incorporation of NorthWestern Corporation, filed October 27, 2004 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 26, 2004).

3.2           By-Laws of NorthWestern Corporation, adopted effective November 1, 2004 (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 26, 2004).

4.1           Warrant Agreement, dated as of November 1, 2004, between us and LaSalle Bank National Association, as warrant agent (filed herewith).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

NORTHWESTERN CORPORATION

/s/ Thomas J. Knapp
Name:	Thomas J. Knapp
Title:	Vice President and Deputy General Counsel

Date: November 1, 2004